[redacted]

09045562

Morgan Crucible

19th February 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2009 MAR 11 A 6:

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 12 2009
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

dlw 3/11

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Final Results
Released	07:00 19-Feb-09
Number	5567N07

RNS Number : 5567N
Morgan Crucible Co PLC
19 February 2009

FULL YEAR RESULTS FOR THE PERIOD ENDED 4 JANUARY 2009

Summary

- Revenue for the full year grew to £835.0 million (2007: £693.2 million) up 20.5% on the previous year. Up 4% on an organic and constant currency basis

- Group underlying operating profit margin++ improved to 11.8% compared to 11.4% for the full year 2007

- Underlying EPS** improved by 18.8% to 23.4 pence (2007: 19.7 pence)

- Organic revenue growth was 3% on a constant currency basis in the second half of the year and underlying operating profit margin improved to 11.9%

- The technical ceramics businesses acquired earlier in 2008 from Carpenter Technology Corporation have performed well with both revenues and profit contribution ahead of expectations

- The NP Aerospace investment that we acquired in 2007 has performed very well in 2008. On the 5th January 2009 we acquired another 11% of the equity taking our stake in this business to 60%

- The Group is well advanced in refinancing its banking facilities which mature in March 2010

- Final dividend maintained at last year's level at 4.5 pence, representing a full year dividend of 7.0 pence

£m unless otherwise stated	2008	2007	Change
Revenue	**835.0**	693.2	+20.5%
EBITDA+	**125.8**	102.6	+22.6%
Underlying operating profit++	**98.2**	78.9	+24.5%
Underlying PBT*	**86.0**	73.3	+17.3%
Underlying EPS** (pence)	**23.4**	19.7	+18.8%
Basic EPS (pence)	**22.2**	19.1	+16.2%
Operating profit	**95.0**	77.3	+22.9%
Profit before tax	**82.8**	71.7	+15.5%

\+ EBITDA is defined as operating profit of £95.0 million (2007: £77.3 million) before depreciation and amortisation of £30.8 million (2007: £25.3 million).
++ Underlying operating profit is defined as operating profit of £95.0 million (2007: £77.3 million) before amortisation of £3.2 million (2007: £1.6 million).
* Underlying PBT is defined as operating profit of £95.0 million (2007: £77.3 million) and share of profit of associate of £1.2 million (2007: £0.2 million) before amortisation of £3.2 million (2007: £1.6 million), less net financing costs of £12.7 million (2007: £5.5 million) and loss on disposal of business of £0.7 million (2007: £0.3 million).
** Underlying earnings per share ("EPS") defined as basic earnings per share of 22.2 pence (2007: 19.1 pence) adjusted to exclude amortisation of 1.2 pence (2007: 0.6 pence).

Commenting on the results, Chief Executive Officer, Mark Robertshaw said:

I am pleased to report that we made continued progress in the second half of 2008 in revenues, profits and profit margins in the face of increasing macro economic headwinds. Our well established strategy of moving towards less economically cyclical markets has been successful in reducing the Group's exposure to sectors which have come under particular pressure such as Automotive, Consumer Goods and Semiconductors. Demand in markets such as Defence and Medical remained strong which helped to mitigate the softening we saw in those sectors which are linked in to the general industrial cycle.

The Carpenter businesses acquired in March 2008 and our 2007 investment in NP Aerospace both performed well in 2008. Our continued focus on the Defence market has led us to increase our holding in NP Aerospace with an additional 11% equity stake purchased in January 2009 taking us to a 60% holding.

As we look ahead, the general economic environment is clearly more difficult currently than it has been for many years and we therefore expect 2009 to be significantly more challenging than 2008. However, we remain confident that Morgan Crucible, with its leading market positions, is a higher quality, more resilient Group than in the past and we are committed to demonstrating this in the coming year. We have already taken action to reduce costs across the Group and we have plans in place to mitigate any further falls in demand. Our goal as a Group remains to achieve mid teen operating profit margins in good times and double digit margins in bad times.

For further enquiries:

Kevin Dangerfield	Morgan Crucible	01753 837207
Mike Smith / Robin Walker	Finsbury	020 7251 3801

Strategy

The Group has delivered a 24.5% increase in underlying operating profit in 2008. Underlying operating profit margins increased to 11.8% in 2008 compared to a margin of 11.4% in 2007.

Our strategy remains to focus on higher growth, higher margin end markets and to reduce the Group's exposure to economically cyclical, more commoditised business. Since 2003, we have increased the proportion of our overall revenues in key target markets such as Defence, Aerospace and Petrochemical sectors while reducing our exposure to the more commoditised Automotive, Consumer goods and Telecommunication markets.

We aim to provide high value-added solutions for our customers and to be number one or two in our chosen market segments. Over 80% of the Group's revenues come from markets with number one or number two positions, with our high value-added solutions typically allowing us to have a good degree of pricing resilience. This has been reflected in our full year results with price rises once again achieved above increases in raw material and energy costs.

Simultaneously, we continue to focus on managing and reducing our cost base. We continue to migrate production to lower cost manufacturing countries. In 2008, we completed the construction of a new greenfield 'Molten Metal Systems' plant in Suzhou, China. Further capacity transfers are ongoing to other lower cost countries across all divisions.

We view acquisitions as a means of accelerating the Group's strategy of moving the portfolio to higher growth, higher margin end-markets over time. Within this context, the technical ceramics businesses acquired in the first half of the year from Carpenter Technology Corporation have

performed well and are ahead of expectations on each of revenues, profits and profit margins. The performance of NP Aerospace (investment made in August 2007) has also been very good with revenues increasing by 35% compared to last year and order books strong as we enter 2009.

The Group continues to have a robust balance sheet. At the year end our bank facility headroom was very comfortable at approximately £150 million and our net debt to EBITDA ratio was 2.1 times based on reported exchange rates, comfortably within our covenant limits. The exchange movement in our 2008 cash flow was £76.8 million due to the significant weakening of sterling to a basket of currencies most notably the US$ and Euro in which we hold the majority of our debt. If we were to use the same year end exchange rates to convert the EBITDA as we do for the balance sheet then the net debt to EBITDA ratio would be 1.7 times. Earlier in 2008 we completed a buy-in of the UK pensioner liabilities which significantly de-risked our balance sheet for the future.

The Group is well advanced in the refinancing of its banking facilities (which have a maturity of March 2010) and expects to complete this exercise in the first half of the year.

In summary, we have delivered on our stated strategy in 2008. The combination of an increasingly more resilient end-market mix focussed on attractive sectors where we have strong market positions with a geographically diverse and well-balanced manufacturing footprint leaves the Group better placed to weather the economic slowdown across the globe.

Financial Review

Reference is made to 'Underlying operating profit' and 'Underlying EPS' below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors consider that they give a better indication of underlying performance.

Group revenue in 2008 was £835.0 million, an increase of 20.5% compared to 2007. On an organic (i.e. excluding the acquisition of the Carpenter businesses which took place in March 2008) and on a constant currency basis revenues grew by 4%.

Group underlying operating profit increased by 24.5% to £98.2 million (2007: £78.9 million). Underlying operating profit margins for the year were 11.8%, compared to 11.4% for 2007.

The Group has continued to undertake ongoing restructuring activity in 2008. We consider this ongoing restructuring to be part of "business as usual" for the Group. Restructuring costs and other one-off items were £11.4 million (2007: £9.0 million) partly mitigated by a gain on land and building disposals of £0.8 million (2007: £0.2 million loss).

The net finance charge was £12.7 million (2007: £5.5 million). Net bank interest and similar charges was £12.8 million (2007: £7.2 million) an increase of £5.6 million due mainly to the increase in average net debt in

2008 following the acquisition of the Carpenter businesses. Part of the finance charge under IFRS is the net interest income on pension scheme net liabilities which was £0.1 million (2007: £1.7 million).

The tax charge for the period was £20.1 million (2007: £15.2 million). The effective tax rate at this year is 24% (2007: 21%). We expect the effective tax rate to trend towards 30% over the next two years as available tax losses are used up, particularly in the US.

Underlying EPS was 23.4 pence (2007: 19.7 pence), an increase of 18.8% on the previous year.

The Group pension deficit has deteriorated by £54.1 million since last year end to £101.8 million on an IAS 19 basis. The main movements have been in the US pension schemes which show a deficit of £61.4 million at the full year on an IAS 19 basis, a deterioration of £37.6 million over the period, in part due to the strengthening of the US$ against sterling. The buy-in of UK pensioner liabilities earlier this year significantly de-risked the UK scheme and was a major factor in improving the UK deficit position (c£5 million at year end) from where it would otherwise have been had we not executed the buy-in.

The net cash inflow from operating activities was £111.2 million (2007: £89.5 million) which included a cash cost of £11.5 million (2007: £11.4 million) from restructuring costs and other one off items.

Cashflow

	2008 £m	20
Net cash inflow from operating activities	**111.2**	8
Net capital expenditure	**(31.5)**	(33
Restructuring costs and other one-off items	**(11.5)**	(11
Net interest paid	**(16.9)**	(8
Tax paid	**(28.1)**	(12
Free cash flow before dividends	**23.2**	2
Dividends paid	**(18.8)**	(18
Cash flows from other investing activities	**(86.2)**	(45
Cash flows from financing activities	**(12.1)**	(47
Exchange movement	**(76.8)**	
Opening net debt*	**(119.7)**	(34
Closing net debt	**(290.4)**	(119

** Net debt defined as interest-bearing loans and borrowings, bank overdrafts less cash and other cash equivalents*

Final Dividend

In view of the challenging macro economic environment and our focus on

cash generation and conservation, the Board has declared a final dividend of 4.5 pence per Ordinary share, in line with the final year dividend declared for 2007. The dividend will be paid on 10th July 2009 to Ordinary shareholders on the register of members at the close of business on 5th June 2009.

Operating Review

Reference is made to Divisional EBITA throughout the operational reviews for each of our divisions and is shown in the table below.

	Carbon		Technical Ceramics		Insulating Ceramics		Consolidat	
	2008	2007	2008	2007	2008	2007	2008	20
	£m	£m	£m	£m	£m	£m	£m	£
Revenue	**239.9**	216.6	**212.2**	152.6	**382.9**	324.0	**835.0**	693
Divisional EBITA *	**36.3**	35.2	**31.6**	20.0	**45.6**	37.5	**113.5**	92
Unallocated central costs							(4.7)	(4.
Group EBITA							**108.8**	88
Restructuring costs and other one-off items							(10.6)	(9.
Underlying operating profit							**98.2**	78

* Divisional EBITA defined as segment operating profit before restructuring costs, other one-off items and amortisation of intangible assets

Carbon

Revenues for the full year were up by 10.8% on a reported basis compared to the same period last year at £239.9 million (2007: £216.6 million). On a constant currency basis year on year revenue growth was 1.3%. In the second half of the year revenue grew by 0.2% compared to the second half of 2007 as we experienced good growth in our high temperature insulating business offset by weakening in the semiconductor sector, and a softening in demand in the electrical brush and our seal and bearing businesses.

Full year EBITA was £36.3 million, a margin of 15.1% (2007 EBITA: £35.2 million and 16.3%). EBITA on a reported basis improved in the second half to £18.9 million from £17.4 million in the first half of 2008 and margins improved to 15.5% compared to 14.7% in the first half.

The "lock out" situation in one of our India facilities was resolved at the end of October with the plant now operating normally.

The Carbon Division continues to focus on business segments that will provide us with long term attractive growth potential. The progress made in 2008 in developing segments such as armour and high temperature insulation means that we are less dependent on the more traditional, slower growth markets and have more exposure to global markets where we are able to fully exploit our advanced materials and technology portfolio and provide high value add, engineered solutions to a discerning customer base.

Our operational footprint will continue to be reviewed and we will ensure

that we make full use of our low cost manufacturing base. The actions taken in recent years mean that the division is well placed to face the market challenges of 2009. Although our traditional businesses have been seeing a softening of demand, we do expect solid growth in high temperature products and our newly acquired majority stake in NP Aerospace provides an exciting new platform for growth and a very strong order book through 2009.

Technical Ceramics

The Technical Ceramics Division had a good finish to 2008. Revenues for the second half of 2008 were £113.9 million (2007 second half: £74.8 million), an overall increase of 52.3%. This included £27.0 million of revenue contributed by the businesses acquired from Carpenter at the end of March 2008. Organic revenue growth at constant currency was 2.7% compared to the second half of 2007. The second half performance took full year sales to £212.2 million (2007: £152.6 million) an overall increase of 39.1%. Organic revenue growth for the year (at constant currency and excluding acquisitions) was 3.3%.

The division continued to make good profit progress with EBITA rising to £31.6 million (2007: £20.0 million) and margins for the year improving to 14.9% (2007: 13.1%). In the second half of the year both EBITA and margins increased to £17.6 million (2008 first half: £14.0 million) and 15.5% (2008 first half: 14.2%). The Carpenter businesses contributed a margin of 16% in the nine months of ownership.

In the US, demand was robust for aerospace applications in our metals business, and for our advanced medical components. In combination, these businesses offset some softness in more economically cyclical end-markets such as consumer electronics.

Our European and Asian regions performed well with good performance from our thermal processing business; in part driven by the demand in the solar energy market. The sub scale site in Shanghai was successfully closed during the second half of the year as we continue to move away from more commoditised product lines.

The businesses acquired from Carpenter have made an excellent start with both revenues and profits ahead of expectations and a good order book going into 2009. The business is enjoying continued strong demand from the industrial gas turbine market.

Insulating Ceramics

Within the Insulating Ceramics Division there are two business units: Thermal Ceramics and Molten Metal Systems.

The Insulating Ceramics division revenue increased by 18.2% to £382.9 million in 2008 (2007: £324.0 million) and on a constant currency basis year on year growth was 6.1%. Divisional EBITA and margins improved to £45.6 million and 11.9% from £37.5 million and 11.6% in 2007.

The Thermal Ceramics business' revenue increased by 19% to £347.4 million in 2008 (2007: £291.9 million) and on a constant currency basis year on year growth was 6.7%.
Revenue growth was 6.2% in the second half of the year at constant currency compared to the second half of 2007.

The Thermal Ceramics business continued to make good profit progress with EBITA rising to £41.4 million (2007: £33.5 million) and margins for the year improving to 11.9% (2007: 11.5%). In the second half of the year EBITA increased to £21.5 million (2008 first half: £19.9 million) while margins were flat at 11.9% (2008 first half: 11.9%).

In the second half of the year the business did see the effects of the economic downturn with markets such as automotive, building products and iron and steel all slowing. In contrast the chemical and processing (CPI) sectors remained buoyant and regionally Asia, the Middle East and Latin America continued to grow albeit at reduced levels. While there was significant inflationary pressure on input costs in 2008, this was successfully offset through improvements in operational efficiencies and pricing action.

Thermal Ceramics new product development is concentrated in the field of low bio-persistent fibre. As part of this investment, a new global R&D centre in Bromborough, UK, was formally opened in June, and is already playing an important part in our drive to extend our market leadership position. Our fibre product offering has been expanded with sales of High Temperature Superwool™ commencing in North America from February 2008 and the worldwide launch of Superwool Plus™ in June 2008. The significantly improved insulation performance of Superwool Plus™ is specifically targeted at saving energy and offers key advantages over all other existing high temperature fibre products. Our global Superwool ™ sales are growing steadily with eight plants now in regular Superwool ™ production.

In 2008 the Molten Metal Systems business maintained the same level of revenue on a constant currency basis despite the major transition of production from the UK to China. This transition, involving the closure of the UK plant and relocation of production to India and Germany, is now complete. The green field site in Suzhou, China has commenced pilot production and will ramp up to full production over the first half of 2009.

Outlook

As we look ahead, the general economic environment is clearly more difficult currently than it has been for many years and we therefore expect 2009 to be significantly more challenging than 2008.

However, we remain confident that Morgan Crucible, with its leading market positions, is a higher quality, more resilient Group than in the past and we are committed to demonstrating this in the coming year. We have already taken action to reduce costs across the Group and we have plans in place to mitigate any further falls in demand.

Our goal as a Group remains to achieve mid teen operating profit margins in good times and double digit margins in bad times.

Tim Stevenson
Chairman

Mark Robertshaw

Chief Executive Officer

CONSOLIDATED INCOME STATEMENT
for the year ended 4 January 2009

	Note	2008 £m
Revenue	1	835.0
Operating costs before restructuring costs, other one-off items and amortisation of intangible assets		(726.2)
Profit from operations before restructuring costs, other one-off items and amortisation of intangible assets		108.8
Restructuring costs and other one-off items:		
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	5	(11.4)
Profit/(loss) on disposal of property		0.8
Profit from operations before amortisation of intangible assets		98.2
Amortisation of intangible assets		(3.2)
Operating profit		95.0
Finance income		34.3
Finance expenses		(47.0)
Net financing costs	3	(12.7)
Loss on disposal of business		(0.7)
Share of profit of associate (net of income tax)		1.2
Profit before taxation		82.8
Income tax expense (all relates to overseas tax payable)	4	(20.1)
Profit after taxation for the period		62.7
Profit for period attributable to:		
Equity holders of the parent		59.2
Minority interest		3.5
		62.7

Earnings per share	6	
Basic		22.2
Diluted		21.6
Dividends		
Interim dividend - pence		2.5
- £m		6.8
Proposed final dividend - pence		4.5
- £m		12.2

The proposed final dividend is based upon the number of shares outstanding at the balance sheet date.

CONSOLIDATED BALANCE SHEET

as at 4 January 2009

	Note	2008 £m	2007 £m
Assets			
Property, plant and equipment		319.6	246.6
Intangible assets		177.0	69.8
Other investments		5.2	7.5
Investment in associate		6.4	5.2
Other receivables		39.0	36.8
Deferred tax assets		36.6	25.8
Total non-current assets		583.8	391.7
Inventories		143.9	97.7
Derivative financial assets		0.2	-
Trade and other receivables		196.3	139.8
Cash and cash equivalents	8	154.5	108.0
Total current assets		494.9	345.5
Total assets		1,078.7	737.2
Liabilities			
Interest-bearing loans and borrowings		410.9	193.1
Employee benefits		101.8	47.7
Grants for capital expenditure		0.2	0.2
Provisions		7.2	5.7
Non-trade payables		4.0	3.7
Derivative financial liabilities		0.8	0.2
Deferred tax liabilities		40.8	19.2
Total non-current liabilities		565.7	269.8
Bank overdraft	8	17.3	20.8
Interest-bearing loans and borrowings		16.7	13.8
Trade and other payables		220.9	208.5
Current tax payable		22.4	15.2
Provisions		12.5	11.8

	Note		
Derivative financial liabilities		15.2	1.0
Total current liabilities		305.0	271.1
Total liabilities		870.7	540.9
Total net assets		208.0	196.3
Equity			
Issued capital	7	67.9	69.5
Share premium	7	85.3	85.3
Reserves	7	45.3	32.5
Retained earnings	7	(20.7)	(11.1)
Total equity attributable to equity holders of parent company		177.8	176.2
Minority interest	7	30.2	20.1
Total equity	7	208.0	196.3

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 4 January 2009

	Note	2008 £m	2007 £m
Operating activities			
Profit for the period		62.7	56.5
Adjustments for:			
Depreciation		27.6	23.7
Amortisation		3.2	1.6
Net financing costs		12.7	5.5
Loss on disposal of business		0.7	0.3
Share of profit of associate		(1.2)	(0.2)
Profit on sale of property, plant and equipment		(0.7)	(0.1)
Income tax expense		20.1	15.2
Equity settled share based payment expenses		2.2	2.7
Operating profit before changes in working capital and provisions		127.3	105.2
(Increase)/decrease in trade and other receivables		(8.7)	5.7
(Increase)/decrease in inventories		(11.9)	(8.5)
Increase/(decrease) in trade and other payables		(1.2)	(15.7)
Non cash operating costs relating to restructuring		4.2	0.2
Increase/(decrease) in provisions and employee benefits		(10.0)	(8.8)
Cash generated from operations		99.7	78.1
Interest paid		(21.1)	(12.5)
Taxation		(28.1)	(12.5)
Net cash from operating activities		50.5	53.1
Investing activities			
Purchase of property, plant and equipment		(33.4)	(34.9)

	Note		
Proceeds from sale of property, plant and equipment		1.9	1.8
Sale/(purchase) of investments		1.9	(0.3)
Interest received		4.2	3.7
Acquisition of subsidiaries and associate, net of cash acquired		(79.2)	(9.4)
Forward contracts used in net investment hedging		(8.9)	-
Issue of debt to associate		-	(36.0)
Net cash from investing activities		(113.5)	(75.1)
Financing activities			
Purchase of own shares		(12.1)	(47.7)
Increase in borrowings		127.2	102.5
Payment of finance lease liabilities		(0.3)	(0.3)
Dividends paid		(18.8)	(18.8)
Net cash from financing activities		96.0	35.7
Net increase in cash and cash equivalents		33.0	13.7
Cash and cash equivalents at start of period		90.1	73.5
Effect of exchange rate fluctuations on cash held		16.3	2.9
Cash and cash equivalents at period end	8	139.4	90.1

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 4 January 2009

	2008 £m	2007 £m
Foreign exchange translation differences	61.6	14.8
Net loss on hedge of net investment in foreign subsidiaries	(42.8)	(6.9)
Actuarial loss on defined benefit plans	(47.0)	(9.9)
Deferred tax associated with employee benefit schemes	5.4	0.5
Cash flow hedges:		
Effective portion of changes in fair value	(3.4)	(1.2)
Change in fair value of equity securities available-for-sale	(3.8)	0.3
Income and expense recognised directly in equity	(30.0)	(2.4)
Profit for the period	62.7	56.5
Total recognised income and expense for the period	32.7	54.1
Attributable to:		
Equity holders of the parent	29.2	50.2
Minority interest	3.5	3.9
Total recognised income and expenses for the period	32.7	54.1

Basis of Preparation

The financial information set out above does not constitute the Company's statutory accounts for the years ended 4 January 2009 or 2008. Statutory accounts for the year

ended 4 January 2008 have been delivered to the registrar of companies, and those for the year ended 4 January 2009 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Segment reporting

	Carbon		Technical Cera	
	2008 £m	2007 £m	2008 £m	:
Revenue from external customers	239.9	216.6	212.2	1:
Segment profit	34.2	31.7	24.9	
Unallocated costs				
Operating profit				
Net financing costs				
Loss on disposal of business				
Share of profit of associate (net of income tax)	1.2	0.2	-	
Income tax expense				
Profit for the period				
Segment operating profit before restructuring costs, other one-off items and amortisation of intangible assets	36.3	35.2	31.6	:
Unallocated costs				
Restructuring costs and other one-off items				
Operating profit before amortisation of intangible assets*				

* This measure of profit is shown because the Directors use it to measure the underlying performance of the business.

	Europe			Ame
	2008 £m	2007 £m	2008 £m	:
Revenue from external customers	328.0	280.7	359.6	2!

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Acquisitions

Acquisitions in 2008

On 31 March 2008 the Group acquired 100% of the shares in the Technical Ceramics businesses of Carpenter Technology Corporation

known as Certech and Carpenter Advanced Ceramics for £74.6 million. The principal activity of Certech is the manufacture of complex injection moulded ceramic components. The principal activity of Carpenter Advanced Ceramics is the manufacture of engineered ceramic products. In the 9 months to 4 January 2009 these subsidiaries contributed profit from operations before amortisation of intangible assets of £6.6 million to the consolidated net profit for the period. The Group revenue and profit from operations before amortisation of intangible assets, had the acquisition taken place at the beginning of the period, is £849.2 million and £100.4 million respectively.

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying values before acquisition	Provisional fair values
	£m	£m
Certech and Carpenter Advanced Ceramics		
Intangible assets	3.2	32.2
Property, plant and equipment	8.3	9.0
Other working capital	11.9	11.3
Provisions	-	(1.7)
Deferred taxation	-	(11.3)
Net identifiable assets and liabilities	23.4	39.5
Goodwill on acquisition		38.6
Consideration payable, excluding acquisition costs, satisfied in cash		74.6
Acquisition costs		3.5
Net cash out flow		78.1

Goodwill represents future economic benefits arising from assets that are not capable of being identified individually or recognised as separate assets. This will include acquirer specific synergies such as cross selling opportunities and the enhancement of technologies and processes between existing and acquired sites.

Subsequent event

On 5 January 2009 the Company acquired a further 11% of the ordinary share capital and voting rights of Clearpower Limited, a company that via two other intermediary holding companies owns 100% of NP Aerospace Limited, for £12.2 million. From 5 January 2009 Clearpower Limited will be accounted for as a subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Net finance income and expense

	2008 £m	2007 £m
Recognised in profit or loss		
Interest income on bank deposits	3.0	2.4
Interest income from associate	4.1	1.5
Expected return on IAS 19 scheme assets	25.7	24.9
Foreign exchange gains recognised on net investment hedge	1.5	-
Finance income	34.3	28.8
Interest expense on financial liabilities measured at amortised cost	(21.4)	(11.1)
Interest on IAS 19 obligations	(25.6)	(23.2)
Finance expense	(47.0)	(34.3)
Net financing costs recognised in profit or loss	(12.7)	(5.5)
The above finance income and expense include the following in respect of assets/(liabilities) not at fair value through profit or loss:		
Total interest income on financial assets	7.1	3.9
Total interest expense on financial liabilities	(21.4)	(11.1)
Recognised directly in equity		
Net change in fair value of available for sale financial assets	(3.8)	0.3
Effective portion of changes in fair value of cash flow hedge	(3.4)	(1.2)
Effective portion of change in fair value of net investment hedge	(42.8)	(6.9)
Foreign currency translation differences for foreign operations	61.6	14.8
	11.6	7.0
Recognised in:		
Fair value reserve	(3.8)	0.3
Translation reserve	18.8	7.9
Hedging reserve	(3.4)	(1.2)
	11.6	7.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Taxation - Income tax expense

Recognised in the income statement

	200: £n
Current tax expense	
Current year	15.7
Adjustments for prior years	(1.7
	14.C

Deferred tax expense	
Origination and reversal of temporary differences	4.8
Benefit of losses recognised	1.3
	6.1
Total income tax expense in income statement	20.1

Included in the current tax charge is £3.0 million which relates to businesses disposed of in previo

Reconciliation of effective tax rate	2008 £m	2008 %	200' £n
Profit before tax	82.8		71.7
Income tax using the domestic corporation tax rate	23.2	28.0	21.4
Non-deductible expenses	0.8	1.0	1.1
Prior year tax losses and other assets not previously recognised for deferred tax	(10.6)	(12.8)	(12.0
Under provided in prior years	2.3	2.8	1.6
Other (including the impact of overseas tax rates)	4.4	5.3	3.1
	20.1	24.3	15.2

Income tax recognised directly in equity		
Actuarial gains and losses	5.4	0.5
Total income tax recognised directly in equity	5.4	0.5

5. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £10.5 million (2007: £9.8 million) and net legal costs associated with settlement of anti-trust litigation were £0.9 million (2007: £0.8 million recoverable).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 January 2009 was based on the profit attributable to equity 2008: £52.6 million) and a weighted average number of ordinary shares outstanding during the period ende as follows:

Profit attributable to equity holders of The Morgan Crucible Company plc

Weighted average number of ordinary shares

Issued ordinary shares at 5 January

Effect of shares issued in period and treasury shares held by the Company

Weighted average number of ordinary shares during the period

Basic earnings per share (pence)

Diluted earnings per share
The calculation of diluted earnings per share at 4 January 2009 was based on the profit attributable to equit
2008: £52.6 million) and a weighted average number of ordinary shares outstanding during the period ende
as follows:

Profit attributable to equity holders of The Morgan Crucible Company plc

Weighted average number of ordinary shares:
Weighted average number of ordinary shares during the period
Effect of share options/incentive schemes
Diluted weighted average number of ordinary shares
Diluted earnings per share (pence)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Earnings per share (continued)

Earnings per share before amortisation of intangible assets
The calculation of earnings per share before amortisation of intangible assets at 4 January 2009 was based
plc before amortisation of intangible assets of £62.4 million (4 January 2008: £54.2 million) and a weighte
January 2009 of 266,882,370 (4 January 2008: 275,659,262) calculated as follows:

Profit attributable to equity holders of The Morgan Crucible Company plc before amortisation of in assets

Weighted average number of ordinary shares during the period
Earnings per share before amortisation of intangible assets (pence)

Diluted earnings per share before amortisation of intangible assets
The calculation of diluted earnings per share at 4 January 2009 was based on the profit attributable to equit
intangible assets of £62.4 million (4 January 2008: £54.2 million) and a weighted average number of ordin
274,229,467 (4 January 2008: 283,598,328), calculated as follows:

Profit attributable to equity holders of The Morgan Crucible Company plc before amortisation of in assets

Diluted weighted average number of ordinary shares during the period
Diluted earnings per share before amortisation of intangible assets (pence)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Capital and Reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share Premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Special reserve £m
Balance at 5 January 2007	73.7	85.2	(16.8)	-	0.8	6.0
Total recognised income and expense	-	-	7.9	(1.2)	0.3	-
Own shares acquired for share buy back programme	(4.2)	-	-	-	-	-
Other movements	-	-	-	-	-	-
Share options exercised by employees	-	0.1	-	-	-	-
Equity-settled share-based payment transactions, net of tax	-	-	-	-	-	-
Own shares acquired for share incentive schemes	-	-	-	-	-	-
Dividends	-	-	-	-	-	-
Balance at 4 January 2008	69.5	85.3	(8.9)	(1.2)	1.1	6.0
Balance at 5 January 2008	69.5	85.3	(8.9)	(1.2)	1.1	6.0
Total recognised income and expense	-	-	18.8	(3.4)	(3.8)	-
Own shares acquired for share buy back programme	(1.6)	-	-	-	-	-
Other movements	-	-	-	-	-	-
Equity-settled share-based payment transactions, net of tax	-	-	-	-	-	-
Own shares acquired for share incentive schemes	-	-	-	-	-	-
Dividends	-	-	-	-	-	-
Balance at 4 January 2009	67.9	85.3	9.9	(4.6)	(2.7)	6.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Cash and cash equivalents/bank overdrafts

	2008 £m	2
Bank balances	100.4	8
Cash deposits	54.1	2
Cash and cash equivalents per balance sheet	154.5	10
Bank overdrafts subject to cash pooling arrangements	(15.1)	(1'
Cash and cash equivalents per cash flow statement	139.4	9
Bank overdrafts subject to cash pooling arrangements	(15.1)	(1'
Other bank overdrafts	(2.2)	(
Total bank overdrafts	(17.3)	(2

9. Employee benefits

Pensions

Morgan Crucible operates a number of defined benefit arrangements as well as defined contribution plans. The defined benefit plans are primarily in the UK, US and Europe and predominantly provide pensions based on service and career average pay.

Buy-in of UK pensioner liabilities

On 17 March 2008 the Trustees of the Morgan Pension Scheme and the Morgan Group Senior Staff Pension and Life Assurance Scheme agreed to the buy-in of the pensioner liabilities by Lucida plc, an insurance company regulated by the UK's Financial Services Authority. The consideration paid by the Trustees for the annuity policies was £160 million. The annuity policies are retained by the Trustees as investments of the schemes. The Company made a one-off contribution of £4.2 million to the schemes to facilitate the transaction. This risk transfer has contributed a £5 million improvement to the Group's UK net IAS 19 balance sheet position (an obligation of £13.1 million as at 4 January 2009) and had a corresponding effect on the overall IAS 19 balance sheet position for the Group (an obligation of £101.8 million as at 4 January 2009). The Company continues to offer its defined benefit pension schemes to its current and deferred employees.

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 5715N
Morgan Crucible Co PLC
19 February 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the	Legal & General Group Plc (L&G)

notification obligation:	
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 February 2009
6. Date on which issuer notified:	18 February 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB0006027295	10,940,581	10,940,581	10,790,668	10,790,668		3.99	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,790,668	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	

Legal & General Group Plc (Direct) (L&G) (10,790,668 - 3.99% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,825,061 - 3.63 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (9,825,061 - 3.63 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 270,206,256

14. Contact name:	Tracey Bigmore
15. Contact telephone number:	01753 837000

END

END